EXHIBIT 99.1

Driver Management Company LLC

October 23, 2019

Carissa L. Rodeheaver

Chairman of the Board, President & CEO

First United Corporation

19 South Second Street

Oakland, MD 21550

Dear Carissa,

In keeping with First United’s general refusal to act like a responsible, transparent public company and provide meaningful information about its strategy and business to investors, First United does not appear to be hosting a call to discuss 3Q19 earnings. Since First United will not provide a public forum for us and other investors to ask questions regarding First United’s performance and outlook, we are left to provide our questions in writing. Given that other investors likely have similar questions, we will make this letter publicly available and encourage you to respond in a similarly public fashion.

Set forth below are some of the questions raised by First United’s 3Q19 earnings release. However, the most important question raised by the earnings release (and First United’s prospects and performance generally) is why does First United’s board of directors continue to refuse to run a sales process when it is clear that this is the most obvious path to maximizing stockholder value? There is nothing in the 3Q19 earnings release that suggests that First United is remotely close to providing the type of value as a standalone that stockholders would receive in a sale. Rather than attempting to achieve (very) marginal improvements, wouldn’t the best course be to take decisive steps to maximize First United’s value?

Core Earnings, Returns and Presentation

•	There are several non-core items included in First United’s 3Q19 net income, most notably the receipt of insurance death benefits proceeds. Please break out all non-core items included in net income. What is First United’s ROAA for only 3Q19 (annualized)? What other non-core items are included in First United’s calculation of ROAA for the first nine months of 2019?

•	While not necessarily a non-core item, the reserve release in 3Q19 raises obvious issues. Given that First United has chosen not to provide much in the way of detail regarding asset quality, it is hard to come to a firm conclusion, but given the marked increase in 90+ days delinquent and accruing from 1Q19 to 2Q19 as well as other indications of credit deterioration during the first six months of the year, please provide additional detail regarding the decision to release reserves in 3Q19.

1

Voluntary Employee Separation Plan

•	How many employees do you expect will participate in the Voluntary Employee Separation Plan? Have any employees already agreed to voluntarily separate from their jobs? If so, how many? What contingency plans exist if fewer employees than expected agree to voluntarily separate from their jobs? At what point will the Voluntary Employee Separation Plan become an involuntary employee separation plan?

•	What are the terms of the Voluntary Employee Separation Plan? Are all employees eligible to participate in the Voluntary Employee Separation Plan? Are any members of First United’s management team expected or intending to participate? What is the total severance amount expected to be paid pursuant to this plan?

•	What was the decision making process leading to the adoption of the Voluntary Employee Separation Plan? Is reducing headcount the optimal way to lower non-interest expense? If so, will further headcount reductions in First United’s plans?? What impact will the Voluntary Employee Separation Plan have on loan growth, deposit gathering, fee income, etc.? To the extent that such impact is minimal, why didn’t First United take these actions at an earlier time??

•	Are you concerned that highly sought after employees will take advantage of the Voluntary Employee Separation Plan to effectively get paid to find a better job? What steps have you taken to mitigate against adverse selection?

•	How do the cost savings obtained from the Voluntary Employee Separation Program compare to those that would be obtained from a sale or merger of First United.

Credit

•	Please provide additional detail regarding the net recoveries during 3Q19 that contributed to a negative provision. Specifically, please provide detail regarding when the loans first became problem loans, the percentage of amounts recovered to principal balances (before any charge offs), the method of recovery (loan sale, foreclosure and sale of collateral, etc.) and whether the recovery was recognized in cash or an adjustment to the ALL.

•	It appears that First United was particularly successful in obtaining recoveries on problem loans in 3Q19, reporting net recoveries across all loan categories (CRE, A&D, C&I, residential mortgage and consumer). Why was First United so successful in obtaining net recoveries in 3Q19? Was there any change in First United’s approach to recovering on problem loans? Has there been a material improvement in the economic conditions in the markets in which First United operates?

o	Has there been any event or set of circumstances that might cause First United to change its expectations regarding recoveries prompting First United to accept lesser but immediate recoveries with respect to problem loans?

2

•	Please provide additional detail regarding the $7.0 million A&D loan placed on non-accrual, including location of collateral, total size of loan (not just First United’s participation amount), original underwriting terms (LTV, etc.), date of last appraisal before the most recent appraisal and the terms of the forbearance agreement. Does First United have any other exposure to the same borrower?

o	Given that the loan is a participation, who (First United or another financial institution) is taking the lead on seeking recovery?

o	$7.0 million would seem to be a very large loan for a bank of First United’s size—what is the average size loan in First United’s A&D portfolio? Are there any other loans of similar size? What percentage of First United’s loan portfolio are participations?

o	Given the size of the $7.0 million loan, was this loan approved by a directors’ loan committee or similar body?

Rebranding and Branch Modernization

•	It appears that First United’s rebranding and branch modernization program is now complete—what was the total cost of this initiative? How do actual costs compare to budget?

•	How did First United assess the benefits of this initiative versus the cost? What is the expected return on this investment and the time period for realization?

•	Two of First United’s new branches - in Hagerstown, MD and Bridgeport, WV - are still very small with around $5M in combined deposits. How does First United evaluate the costs and benefits of building new branches? Are those branches currently profitable? If not, when will they become profitable?

Non-Interest Expense

•	First United appears to have engaged the services of multiple law firms to protect its board from its stockholders, yet miscellaneous expense (which includes legal expenses) has decreased—is First United properly accruing for legal expenses related to hiring lawyers specializing in defending corporations from stockholder activism?

•	First United’s efficiency ratio increased to 71.09% for 3Q19—given this elevated ratio, how will marginal improvements in expense control meaningfully reduce First United’s expense levels? The Voluntary Employee Separation Program is intended to reduce salary and benefit expense by $1.4 million in 2020—given that aggregate salary and benefit expense for 2018 was $24.2 million and total non-interest expense was $43.8 million, are more aggressive expense reduction programs warranted?

Deposits

•	It appears that cost of deposits increased more than 4% from the previous quarter despite a decrease in the fed funds rate. In a declining rate environment, what is First United’s target deposit beta?

•	Jumbo time deposits continue to increase—what is the average rate and maturity of jumbo CDs added year to date?

3

Loans

•	Please explain why the payoff of $27.6 million in CRE loans was the result of First United’s “strict adherence to [its] underwriting and pricing standards.” How are underwriting and pricing standards related to a refinancing and related payoff?

•	Loan balances have declined for three consecutive quarters. What is your outlook for loan growth? Does the recent dividend increase (without a corresponding increase in core net income) indicate that First United isn’t seeing good lending opportunities.

•	Similarly, why has First United noted that during the first nine months of 2019 $103.6 million of loan opportunities did not meet its criteria for rate, credit quality or structure of terms? Obviously, First United should not make every possible loan that it can, but why is this information relevant to investors? Does the $103.6 million represent the only other loan opportunities in First United’s markets?

Capital Management

•	First United announced at the end of 3Q19 that it had increased its quarterly dividend. Since it does not appear that there has been any increase in core earnings, has First United decided to increase its payout ratio? Does the increase in capital return mean that First United is less optimistic about its prospects for growth?

I understand that you will be traveling to meet with investors in the coming weeks. As one of First United’s largest stockholders, I hope that you will make time to meet with me. In addition, I sincerely hope that you will listen to the stockholders that you meet with. Even if you do not intend to respond to their requests that First United promptly initiate a sale process, you should undoubtedly be using those visits to calculate First United’s odds for success in a contested election in the spring.

Abbott Cooper

Managing Member

Driver Management Company LLC

4